For immediate release
Lion Electric Announces Successful Final Certification of its
LionBattery MD Battery Pack

MONTREAL, QC – December 7, 2023 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium- and heavy-duty vehicles, announced today the successful final certification for its medium duty (“MD”) battery pack, the LionBattery MD, a lithium-ion battery pack specifically designed for the Company’s medium duty trucks and school buses.

Lion, in collaboration with third-party testing partners, conducted stringent testing to fulfill the certification requirements. The LionBattery MD pack is now certified to meet the most rigorous criteria and safety regulations in the automotive industry.

"The successful certification of the LionBattery MD pack showcases Lion’s cutting-edge capabilities and underscores our commitment to a rigorous process of quality control and safety,” said Marc Bedard, CEO-Founder of Lion. Marc further emphasized, “With the battery serving as the heart of Lion’s all-electric vehicles, this certification represents a critical milestone in the execution of our strategy to vertically integrate the manufacturing of our purpose-built all-electric platforms."

The LionBattery MD packs are currently manufactured at Lion’s state-of-the-art battery production facility. Today, with an annual manufacturing capacity of 1.7 gigawatt hours, the plant is capable of powering 5,000 of Lion’s commercial vehicles per year.
ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion's beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as "believe," "may," "will," "continue," "anticipate," "intend," "expect," "should," "would," "could," "plan," "project," "potential," "seem," "seek," "future," "target" or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental programs, subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following: any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates; any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise; any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines; any inability to meet the expectations of the Company's customers in terms of products, specifications, and services; any inability to successfully and economically manufacture and distribute its vehicles at scale; any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed, if any; any inability to execute the Company's growth strategy; any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges; any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs; the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials; any inability to reduce total cost of ownership of electric vehicles sold by the Company over time; the reliance on key management and any inability to attract and/or retain key personnel; labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation; any inability to maintain the Company's competitive position; any inability to reduce the Company's costs of supply over time; any inability to maintain and enhance the Company's reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; any inability to secure adequate insurance coverage or a potential increase in insurance costs; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions; any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing litigation proceedings with Nikola Corporation, the parent company of Romeo Systems, Inc.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in section 23.0 entitled "Risk Factors" of the Company's annual management's discussion and analysis of financial condition and results of operations (MD&A) for the fiscal year 2022 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission, including the Company's interim MD&As. Many of these risks are beyond Lion's management's ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company's annual MD&A for the fiscal year 2022 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171